   As filed with the Securities and Exchange Commission on February 10, 1998
================================================================================
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC  20549

                                --------------------

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             BALLY'S GRAND, INC.
                              (Name of  issuer)
                             BALLY'S GRAND, INC.
                          HILTON HOTELS CORPORATION
                     (Name of person(s) filing statement)

Common Stock, Par Value $0.01 per share                    CUSIP No. 05873J101
Warrants to Purchase Common Stock                          CUSIP No. 05873J119
(Title of Class of Securities)           (CUSIP Number of Class of Securities)

                                --------------------

Bally's Grand, Inc.                                  Hilton Hotels Corporation
David Arrajj                                               Thomas E. Gallagher
Vice President and General Counsel                Executive Vice President and
Bally's Grand, Inc.                                            General Counsel
3645 Las Vegas Boulevard South                       Hilton Hotels Corporation
Las Vegas, Nevada 89109                                9336 Civic Center Drive
(702) 739-4111                                 Beverly Hills, California 90210
                                                                (310) 278-4321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

                                  COPIES TO:

                           Cynthia A. Rotell, Esq.
                               Latham & Watkins
                      633 West Fifth Street, Suite 4000
                        Los Angeles, California  90071
                                (213) 485-1234

     This statement is filed in connection with (check the appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ]  A tender offer.
d.   [X]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                         CALCULATION OF FILING FEE

================================================================================
         Transaction Valuation (1)            Amount of Filing Fee (2)
--------------------------------------------------------------------------------
                $43,541,139                            $8,710
================================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid: _______________  Filing party:_____________________

     Form or registration no.:______________  Date filed:_______________________

     Instruction. Eight copies of this statement, including all exhibits, should be filed with the Commission.

(1) The amount shown was estimated solely for purposes of calculating the filing fee. The filing fee was determined based upon (a) 617,230 outstanding shares of Common Stock, par value $0.01 per share ("BGI Common Stock"), of Bally's Grand, Inc. ("BGI") (excluding shares owned by Hilton Hotels Corporation ("Hilton") and its affiliates) for a consideration of $51.37 per share; and (b) 286,053.5 outstanding Warrants to purchase shares of Common Stock ("BGI Warrants") (excluding BGI Warrants owned by Hilton and its affiliates) for a consideration of $41.37 per BGI Warrant.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the Transaction Value.
================================================================================

                             CROSS REFERENCE SHEET

ITEM 1.      ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

   (a) The name of the issuer is Bally's Grand, Inc. ("BGI") and its principal executive office is located at 3645 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

   (b)(c)(d) The classes of securities to which this Statement relates are BGI's Common Stock, par value $0.01 per share ("Common Stock") and BGI's Warrants to purchase shares of Common Stock. The information set forth in "Market Price Information" and "Certain Information Concerning BGI" in the Transaction Statement is incorporated by reference herein.

   (e)       Not applicable.

   (f) The information set forth in "Market Price Information" and "Special Factors--Background of the Merger" in the Transaction Statement is incorporated herein by reference. Except as disclosed in the Transaction Statement, neither Hilton nor BGI has made any purchases of Common Stock or Warrants since January 1, 1996.

ITEM 2.      IDENTITY AND BACKGROUND.

   (a)-(d)
   and (g) This Schedule 13e-3 is being filed by Bally's Grand, Inc. ("BGI"), the issuer of the Common Stock and the Warrants, and by Hilton Hotels Corporation ("Hilton"). BGI is a subsidiary of Hilton. The information set forth in "Certain Information Concerning BGI" and "Certain Information Concerning Hilton and Merger Sub" in the Transaction Statement is incorporated herein by reference.

   (e)and(f) During the last five years, none of BGI or Hilton or, to the best of their knowledge, any of their respective executive officers and directors, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.      PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

   (a)-(b) The information set forth in "Special Factors--Background of the Merger" and -- "Plans for BGI Following the Merger" and "Special Factors--Interests of Certain Persons in Securities of BGI and the Merger" in the Transaction Statement is incorporated herein by reference.

ITEM 4.      TERMS OF THE TRANSACTION.

   (a) The information set forth in "Special Factors--Background of the Merger" and "The Merger--The Merger Agreement" in the Transaction Statement is incorporated herein by reference.

   (b)       Not applicable.

ITEM 5.      PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   (a)-(b)   Not applicable.

   (c)-(e) The information set forth in "Special Factors--Plans for BGI Following the Merger" in the Transaction Statement is incorporated herein by reference.

   (f) The information set forth in "Special Factors--Certain Effects of the Merger" in the Transaction Statement is incorporated herein by reference.

   (g)       Not applicable.

ITEM 6.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) The information set forth in "The Merger--Source and Amount of Funds" in the Transaction Statement is incorporated herein by reference.

   (b) The information set forth in "The Merger--Fees and Expenses" in the Transaction Statement is incorporated herein by reference.

   (c)       Not applicable.

   (d)       Not applicable.

ITEM 7.      PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

   (a)(c)
   and (d) The information set forth in "Special Factors--Background of the Merger;" "Special Factors--Purpose of and Reasons for the Merger;" "Special Factors--Background of the Merger--Certain Effects of the Merger," "The Merger--The Merger Agreement" and "The Merger--Certain Federal Income Tax Consequences" in the Transaction Statement is incorporated herein by reference.

   (b)       Not applicable.

ITEM 8.      FAIRNESS OF THE TRANSACTION.

   (a)(b)(e) The Information set forth on the cover page of the Transaction Statement, and "Special Factors--Determinations by the Board; Fairness of the Merger" in the Transaction Statement is incorporated herein by reference.

   (c) The information set forth on the cover page of the Transaction Statement and "Introduction" in the Transaction Statement is incorporated by reference herein.

   (d) The information set forth in "Special Factors--Determinations by the Board; Fairness of the Merger" is incorporated herein by reference.

   (f)       Not applicable.

ITEM 9.      REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

   (a)-(c) The information set forth in "Special Factors--Determinations by the Board; Fairness of the Merger" and "Special
             Factors--Background of the Merger" in the Transaction Statement is incorporated herein by reference.

ITEM 10.     INTEREST IN SECURITIES OF THE ISSUER.

   (a) The information set forth in "Special Factors--Interests of Certain Persons in Securities of BGI and the Merger" in the Transaction Statement is incorporated herein by reference.

   (b)       Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

             The information set forth in "Special Factors--Background of the Merger" and "The Merger--The Merger Agreement" in the Transaction Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

   (a)       Not applicable.

   (b) The information set forth on the cover page and in "Special Factors--Determinations by the Board; Fairness of the Merger" in the Transaction Statement is incorporated herein by reference.

ITEM 13.     OTHER PROVISIONS OF THE TRANSACTION.

   (a) The information set forth in "Transaction Statement"; "Special Factors--Background of the Merger"; and "The Merger--Appraisal Rights of Common Stockholders" is incorporated herein by reference.

   (b)-(c)   Not applicable.

ITEM 14.     FINANCIAL INFORMATION.

   (a) The information set forth in "Certain Information Concerning BGI--Summary Financial Data of BGI" in the Transaction Statement and the Audited Financial Statements included in BGI's Annual Report on Form 10-K for its year ended December 31, 1996, a copy of which is filed as Exhibit (d)(4) hereto, and included in BGI's Form 10-Q for the nine month period ended September 30, 1997, a copy of which is filed as Exhibit (d)(5) hereto, are incorporated herein by reference.

   (b)       Not applicable.

ITEM 15.     PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

   (a)-(b)   Not applicable.

ITEM 16.     ADDITIONAL INFORMATION.

             All of the information contained in the Transaction Statement is incorporated by reference herein in its entirety.

ITEM 17.     MATERIAL TO BE FILED AS EXHIBITS.

   (a)       Not applicable.

   (b) Opinions of Ladenburg Thalmann & Co. Inc., incorporated by reference from Annex IV and Annex V to the Transaction Statement filed as Exhibit (d)(1) hereto.

   (c)(1) The Agreement and Plan of Merger among BGI, Hilton and CHLV dated as of February 6, 1998, incorporated by reference from Annex I to the Transaction Statement filed as Exhibit (d)(1) hereto.

   (c)(2)    Memorandum of Understanding dated June 12, 1997.

   (c)(3)    Stipulation of Settlement dated August 7, 1997.

   (c)(4)    Final Order and Judgment dated October 9, 1997.

   (d)(1)    Transaction Statement.

   (d)(2) Form of Letter of Transmittal, incorporated by reference from Annex II to the Transaction Statement filed as Exhibit (d)(1) hereto.

   (d)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 to be included with the Letter of Transmittal.

   (d)(4) Annual Report on Form 10-K of BGI for the fiscal year ended December 31, 1996.

   (d)(5) Quarterly Report on Form 10-Q of BGI for the nine month period ended September 30, 1997.

   (d)(6) Proxy Statement for Annual Meeting of Stockholders Held February 7, 1997.

   (e)(1) Text of Section 262 of the Delaware General Corporation Law, incorporated by reference from Annex III to the Transaction Statement filed as Exhibit (d)(1) hereto.

   (e)(2) The information set forth in "The Merger--Appraisal Rights of Dissenting Stockholders" in the Transaction Statement is incorporated herein by reference.

   (f)       Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 10, 1998              BALLY'S GRAND, INC.

                                    By: /s/ DAVID ARRAJJ
                                       ----------------------------------
                                       Name:   David Arrajj
                                       Title:  Vice President and General
                                               Counsel


                                       HILTON HOTELS CORPORATION

                                    By: /s/ THOMAS E. GALLAGHER
                                       ----------------------------------
                                       Name:   Thomas E. Gallagher
                                       Title:  Executive Vice President
                                               and General Counsel

                                  EXHIBIT INDEX

17(a)      Not applicable.

17(b) Opinions of Ladenburg Thalmann & Co. Inc., incorporated by reference from Annex IV and Annex V to the Transaction Statement filed as Exhibit (d)(1) hereto.

17(c)(1) The Agreement and Plan of Merger among BGI, Hilton and CHLV dated as of February 6, 1998, incorporated by reference from Annex I to the Transaction Statement filed as Exhibit (d)(1) hereto.

17(c)(2)   Memorandum of Understanding dated June 12, 1997.

17(c)(3)   Stipulation of Settlement dated August 7, 1997.

17(c)(4)   Final Order and Judgment dated October 9, 1997.

17(d)(1)   Transaction Statement.

17(d)(2) Form of Letter of Transmittal, incorporated by reference from Annex II to the Transaction Statement filed as Exhibit (d)(1) hereto.

17(d)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 to be included with the Letter of Transmittal.

17(d)(4) Annual Report on Form 10-K of BGI for the fiscal year ended December 31, 1996.

17(d)(5) Quarterly Report on Form 10-Q of BGI for the nine month period ended September 30, 1997.

17(d)(6)   Proxy Statement for Annual Meeting of Stockholders Held February 7,
           1997.

17(e)(1) Text of Section 262 of the Delaware General Corporation Law, incorporated by reference from Annex III to the Transaction Statement filed as Exhibit (d)(1) hereto.

17(e)(2) The information set forth in "The Merger--Appraisal Rights of Dissenting Stockholders" in the Transaction Statement is incorporated herein by reference.

17(f)      Not applicable.